SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 2003



                               CP SHIPS LIMITED

   -----------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

    ----------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                  Form 40-F     X
              ----                            -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes               No    X
        -----                -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CP SHIPS LIMITED
                                            ----------------
                                            (Registrant)

Date:  13 February 2003
                                            By: /s/ John K. Irving
                                               --------------------------------
                                               Name:   John K. Irving
                                               Title:  Vice President, General
                                                       Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                   Page
----------------------                                                   ----

10.1  Letter of CP Ships Limited, announces dates in connection with the Annual General Meeting of Shareholders of CP Ships
      Limited, dated 10 February, 2003                                    4

                                                                  Exhibit 10.1


            CP SHIPS ANNOUNCES DATES IN CONNECTION WITH THE ANNUAL
             GENERAL MEETING OF SHAREHOLDERS OF CP SHIPS LIMITED,
                            DATED 10 FEBRUARY, 2003



CP SHIPS
                                                        62-65 Trafalgar Square
                                                              London  WC2N 5DY
                                                            Tel: 020 7389 1100
                                                            Fax: 020 7389 1138

10th February 2003

Alberta Securities Commission
British Columbia Securities Commission
Department of Justice, Prince Edward Island
Manitoba Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Province of New Brunswick, Office of the Administrator
Quebec Securities Commission
Saskatchewan Securities Commission
Securities Commission of Newfoundland and Labrador
Government of the Northwest Territories
Government of Yukon
Nunavut Legal Registries

Dear Sirs,

Re: CP Ships Limited

This is to advise you of the following dates in connection with the Annual Meeting of Shareholders of CP Ships Limited:

         Date of Meeting:                   23rd April 2003
         Record Date:                       10th March 2003
         Material Mail Date:                28th March 2003

         Applicable Securities              Common Shares
         CUSIP Number:                      22409V 10 2

       CP Ships Limited includes ANZDL, Canada Maritime, Cast, Contship
        Containerlines, Lykes Lines, TMM Lines and Montreal Terminals.
         CP Ships Services Inc is a Canadian private limited liability company; registered no. 334787-7. London branch no. BR4169.

The meeting will contain only routine business.

Yours truly,

(signed) John Irving
Vice President General Counsel & Secretary

cc:  Mark Thompson
     Liz Canna


                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 22 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 89 ships and 413,000 teu in containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
              Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764

                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.